Exhibit 99.1

TEEKAY CORPORATION ANNOUNCES CHANGE

TO BOARD OF DIRECTORS

HAMILTON, Bermuda, March 14, 2018 (GLOBE NEWSWIRE) — Teekay Corporation (Teekay or the Company) (NYSE:TK) announced today the following changes to its Board of Directors:

•	Eileen A. Mercier has retired from her position as Audit Committee Chair and member of the Board of Directors of the Company, effective March 12, 2018, after serving 17 years on the Board; and
•	Alan Semple has been appointed as the new Chair of the Audit Committee.

Mr. Semple joined the Teekay Board, and its Audit Committee, in 2015. He has over 30 years of finance and energy industry experience, including as Director and Chief Financial Officer at John Wood Group PLC until his retirement in May 2015. Mr. Semple currently also serves on the Board of Cobham PLC, where he is the Chair of its Audit Committee.

“I have found Alan to be an engaging and insightful Board member,” commented Mr. Bill Utt, Teekay’s Chairman of the Board. “His considerable finance and energy industry experience makes him an excellent choice to chair Teekay’s Audit Committee.”

“We owe a huge debt of gratitude to Eileen,” continued Mr. Utt. “She is a highly experienced and strategic thinker. On behalf of the entire Teekay Board, I want to recognize Eileen for her exemplary service as a Teekay Board member over the past 17 years, and thank her for the significant contributions that she has made to Teekay during her tenure.”

About Teekay

Teekay Corporation operates in the marine midstream space through its ownership of the general partner and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and an interest in the general partner and a portion of the outstanding limited partner interests in Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities operate total assets under management of approximately $13 billion, comprised of approximately 215 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,200 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations

enquiries contact:

Exhibit 99.1

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com